02040731

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of May, 2002 5/31/2002

TELESIS NORTH COMMUNICATIONS INC.
(formerly, WEST OAK RESOURCE CORP.)
(SEC File No. 0-30596)

35 The Links Rd, Suite 210
Toronto, ON M2P 1T7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _x_

Telesis

Press Release

TELESIS ANNOUNCES EXPANDED HUB AND SERVICE NETWORK AT OTESAT

Greek Mobile Satellite Giant Braces for Massive Growth in Response to Demand for Satellite Services

TORONTO, ONTARIO, CANADA – May 1, 2002 – Telesis (CDNX: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, announced today that an agreement has been signed with OTESAT, a mobile satellite service provider in Greece and around the world, to expand their number of users of Telesis-licensed software.

OTESAT is part of the Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full service telecommunications provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure.

With the unprecedented global growth in the use of satellite communications, satellite service providers are experiencing increased demand to provide comprehensive, less expensive and easy to use solutions for the growing mobile market.

Network service providers, such as OTESAT, implement Telesis' Mobile Mail Accelerator™ as a carrier-grade service due to the product's unparalleled scalability and reliability for remote communications. The Mobile Mail Accelerator's client-agent-server architecture uniquely addresses the challenge of overcoming slow network connections by optimizing TCP/IP network communications for the mobile user. Mobile Mail Accelerator can provide up to 10 times faster data transfer over a satellite connection, which results in greatly reduced costs for the end user.

OTESAT has long been recognized as a leader in mobile satellite services, partnering with Inmarsat (a global satellite network operator) in promoting both mobile-to-fixed and mobile-to-mobile global communications. "The recent extension of our footprint beyond the Mediterranean region to the rest of the world, especially in the maritime sector, required an expansion of our messaging and data communications services," said Andreas Sakellion, Commercial Director at OTESAT. "The combination of the Mobile Mail Accelerator from Telesis and Inmarsat's omnipresent satellite service will continue to provide an efficient and less expensive solution to meet the needs of our global customers, and we are ready to meet that demand."

"OTESAT is a long-time customer of ours and we are delighted to expand our service with them," said Derek Woods, CEO of Telesis. "Telesis aims to expand the use of its communications software to the mass market. Through partnerships with Service Providers such as OTESAT, we are leading the charge."

About OTESAT

OTESAT is a Group OTE Company founded in 1996 to provide mobile satellite services in Greece and around the world. The customer-driven corporation offers simple, affordable and user-friendly mobile satellite services promoting INMARSAT services through the OTE-owned "THERMOPYLAE" as well as associated Land Earth Stations (LESs) in the mobile-to-fixed and mobile-to-mobile directions. A recent partnership with CardioExpress enables OTESAT to provide immediate medical diagnosis, assistance and first-aid instructions to heart-related medical emergencies at sea 24 hours a day. OTESAT offers the full range of mobile satellite services addressing the needs of diverse segments of the market: from maritime to transport and corporate to the individual consumer.

Telesis

Press Release

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (CDNX: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse
Vice President, Corporate Communications

Tel.	1.866.578.8935 or +1.604.639.3180	E-mail:	investor@telesis.ca
Fax.	+1.604.688.1320	Web Site:	www.telesis.ca/s/Investors.asp

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Telesis

Press Release

TELESIS DELIVERS EXPONENTIAL IMPROVEMENTS TO 3G WIRELESS NETWORKS

Fourteen-Fold Data Network Acceleration Sets the Stage for an Industry Benchmark

TORONTO, ONTARIO, CANADA – May 7, 2002 – Telesis (TSX Venture Exchange: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, announced today test results for its OVERDRIVE Mobile Mail Accelerator™ (formerly OnAir MOBILE™), using the cdma2000 1x ("1x") wireless network. Mobile Mail Accelerator delivers a level of performance that effectively increases the high-speed data network's speed by as much as 1400%. The Telesis solution will increase adoption in the market by providing cost savings for consumers and load reductions for network providers. The complete 1x test results are available on the Telesis web site at www.telesis.ca.

cdma2000 1x, also known as '3G", was developed by QUALCOMM – the inventor of the CDMA network standard that is used by some of the largest North American cellular networks. 1x enhances data communications by offering speeds of up to 144 kbps, far exceeding the previous CDMA limit of 14.4 kbps.

Mobile Mail Accelerator couples its existing high performance with 1x to yield effective speeds that approach broadband connectivity. Stringent testing was performed live on the public 1x network using a standard PC equipped with a Kyocera 1x-capable mobile phone. The combination of a laptop with a 1x phone gives mobile workers greater flexibility for information exchange by accelerating their access to timely information, such as email and the Internet.

Derek Woods, CEO of Telesis, said, "Through the use of OVERDRIVE technology on the 1x network, consumers benefit from an even greater overall performance than with previous networks due to the enhanced base speed of the third-generation architecture. Telesis continues to assert its leadership position in the data acceleration market. We are clearly now the team to beat."

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture Exchange: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse
Vice President, Corporate Communications

Tel.	1.866.578.8935 or +1.604.639.3180	E-mail:	investor@telesis.ca
Fax.	+1.604.688.1320	Web Site:	www.telesis.ca/s/Investors.asp

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Telesis

Press Release

TELESIS LAUNCHES OVERDRIVE WEB ACCELERATOR AT SERVICE NETWORKS CONFERENCE

Commercial Availability of Web Accelerator Marks Major Milestone

BALTIMORE, MD – Service Networks Conference Booth #2205 – May 21, 2002 – Telesis (TSX Venture Exchange: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, introduced today the full commercial version of its new flagship product, OVERDRIVE Web Accelerator™. Web Accelerator's "instant broadband" characteristics stand on the leading edge of technological innovation for the Internet.

Web Accelerator enhances the performance of all networks – whether they be dial-up, broadband, or wireless. By reducing the bandwidth required to browse the Internet, Internet Service Providers (ISPs) realize reduced server and telecommunications costs while their end-user customers enjoy significantly faster access to the Internet. Even for corporate intranets, Web Accelerator has been proven to accelerate web browsing over virtual private networks (VPNs) by up to 720%.

The product is also designed for wireless carriers offering new 2.5G and 3G wireless data services such as GPRS and cdma2000 1x. These new services are a dramatic improvement over prior offerings, providing wireless speeds comparable to 56K landline dial-up. Web Accelerator takes this a step further, resulting in wireless speeds that approach those of today's broadband landline networks.

Web Accelerator comes bundled with the OVERDRIVE Communications Engine™, a general purpose TCP/IP accelerator that increases the speed of all applications. Typical applications are instant messaging, file transfers such as MP3 music, and corporate database and customer relationship management systems. For corporate customers, the Communications Engine has the added benefit of accelerating VPN performance without compromising security.

"With today's commercial launch of Web Accelerator, Telesis is marking a significant milestone. Our exceptional ability to accelerate email has resulted in worldwide adoption of our Mobile Mail Accelerator. With Web Accelerator, we have completed our goal of offering complementary and unmatched web browser performance," said Derek Woods, CEO of Telesis. We are particularly pleased to be launching Web Accelerator at the Service Networks show given the renewed focus by ISPs on their most profitable customer segment: dial-up customers. We are clearly entering the market with the right product at the right time."

About Telesis
Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture Exchange: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse
Vice President, Corporate Communications

Tel.	1.866.578.8935 or +1.604.639.3180	E-mail:	investor@telesis.ca
Fax.	+1.604.688.1320	Web Site:	www.telesis.ca/s/Investors.asp

Telesis

Press Release

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Telesis

Press Release

TELESIS APPOINTS NEW SOFTWARE DEVELOPMENT DIRECTOR TO DRIVE NEXT-GENERATION DATA ACCELERATION

Francis Chow to Enhance Technology Initiatives

TORONTO, ONTARIO, CANADA – May 30, 2002 – Telesis (TSX Venture: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, today announced the appointment of Francis Chow to Director of Software Development. Mr. Chow will report directly to Telesis CEO Derek Woods.

Bringing more than 25 years of innovative engineering and high-tech experience, Mr. Chow's goal is to develop and deliver advanced products and services, including the recently-announced OVERDRIVE Web Accelerator™, that help carriers and Internet Service Providers provide faster network speeds to their customers over the existing network infrastructure.

"We are very excited about the depth and breadth of experience Francis brings to the Telesis management team," commented Derek Woods. "The ongoing evolution of Telesis technologies truly requires a field expert. Francis has a proven track record delivering market-leading technologies."

Mr. Chow is a seasoned industry veteran with a broad knowledge of the software industry. Prior to joining Telesis, he spent nineteen years at Nortel Networks, holding a variety of design, product management and software engineering positions, including a key role in the Multimedia Contact Center project. He also was the Development Manager for Nortel's Symposium Call Center server for the PBX and Central Office markets.

Francis Chow earned an undergraduate degree in electrical engineering at McMaster University and holds a Masters of Applied Science degree in Computer Engineering from the University of Toronto.

"I am excited to join such a stellar team and to leverage my previous technology and software industry experience," said Mr. Chow. "Telesis has a great opportunity to move data technologies forward for the industry. I am committed to contributing to the Telesis goal of making data move faster through innovative data acceleration applications."

In connection with this appointment, effective May 30 2002, Telesis has granted Mr. Chow incentive stock options to purchase 60,000 common shares without par value in the capital of the Company. The incentive stock options will be exercisable for a period of five years expiring on May 30 2007, at a price of $0.31 per common share. The options will vest, as to one third on May 30 2003, with the balance vesting monthly over the following 24 months until fully vested, or will vest immediately in the event of a change of control of the Company or (at the discretion of the Board of Directors) takeover bid. The granting of the foregoing incentive stock options is subject to acceptance by the TSX Venture Exchange Inc.

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ted Moorhouse
Vice President, Corporate Communications

Tel.	1.866.578.8935 or +1.604.639.3180	E-mail:	investor@telesis.ca
Fax.	+1.604.688.1320	Web Site:	www.telesis.ca/s/Investors.asp

Telesis

Press Release

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.

Date June 7, 2002

By: ____________________
Adrian Stimpson
President